Exhibit 99.1



Corporate Communications
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News Release

EXPRESSJET ANNOUNCES OPERATION: GREEN LIGHT PLAN

HOUSTON, June 7, 2010 – ExpressJet Holdings, Inc. (NYSE: XJT), parent company of regional and charter airline operator, ExpressJet Airlines, Inc., today announced the details of the first step of its multi-phase Operation: Green Light. ExpressJet expects the initial step of this Plan to provide up to $40 million in run-rate cost savings.

"The Board presented me with the challenge of returning ExpressJet to sustained profitability when I joined the company in April," said Tom Hanley, President and Chief Executive Officer. "After a thorough review of ExpressJet's cost structure, the ExpressJet team is launching our Operation: Green Light Plan. We believe this Plan will allow the Company to move forward and all ExpressJet stakeholders to benefit from a company that possesses a solid, financial foundation and sustainable profits."

The Plan was developed in coordination with ExpressJet's advisors, including Goldman Sachs & Co. and Seabury Securities LLC, an investment banking and consulting firm. The key elements of the Plan's initial phase include:

• Reducing corporate overhead, including implementation of a hiring freeze for all current management openings;
• Increasing the Company's focus on "safety at work" to reduce worker's compensation claims and lower restricted cash requirements;
• Collecting revenue-related amounts currently owed under third-party contracts;
• Improving crew planning procedures to increase productivity and lower related travel expenses; and
• Increasing maintenance productivity while lowering vendor costs.

ExpressJet began implementing the Operation: Green Light during second quarter 2010 and expects to achieve up to $40 million in run-rate savings by 2012. As ExpressJet completes the implementation of the Plan's initial step, it will begin detailing the next phase of cost savings opportunities, which will include a competitive review of all salaries and benefits. Hanley added, "The first phase of the Plan focuses on initiatives that will stem the losses ExpressJet incurred in the recent quarters. The next phase of the Plan will be designed to provide ExpressJet with a competitive cost structure and a stronger balance sheet to support growth and new, profitable opportunities."

ExpressJet will provide an overview of its Operation: Green Light at the 2010 Bank of America Merrill Lynch Global Transportation Conference on June 16, 2010 at 8:45 am Eastern. A detailed presentation of the plan, as well as a webcast of remarks will be available on www.expressjet.com – Investors. Both items will be archived until July 2, 2010.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 134 scheduled destinations in North America and the Caribbean with approximately 1,200 departures per day. Operations include capacity purchase agreements for United and Continental as well as providing clients customized 50-seat charter options; and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

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This release contains forward-looking statements. Statements including words such as "believes," "intends," "plans," "anticipates, "estimates," "projects," "expects" or similar expressions represent forward-looking statements that are based on the Company's expectations in light of facts known by management on the date of this release. Specifically, statements regarding ExpressJet's future results of operations, operating costs, business prospects, growth and capital expenditures, including plans with respect to its fleet, are forward-looking statements. The forward-looking statements in this release reflect the Company's plans, assumptions and expectations about future events and are subject to uncertainties, many of which are outside ExpressJet's control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. The five key areas of the known risks that could significantly impact the company's revenues, operating results and capacity include: operations under the Company's capacity purchase agreements may no longer be profitable; charter operations and other aviation services may affect ExpressJet's ability to operate profitably; rising costs, a global, economic recession and the highly competitive nature of the airline industry; the profile of the Company's current shareholders; and regulations, including listing regulations for publicly traded companies, and other factors. For further discussions of these risks and others, please see the sections entitled "Risk Factors", as well as other sections, of ExpressJet's filings with the Securities and Exchange Commission. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described in this release. ExpressJet undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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